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FEB 28 2018

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-38383

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cornerstone Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 E. Main Street
(No. and Street)

Greenfield	Indiana	46140
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bucksot 317-462-3310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shedjama, Inc. - dba Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street	Lafayette	Indiana	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Bucksot, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cornerstone Financial Services, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLENDA K. KARNES
Notary Public
SEAL
State of Indiana
My Commission Expires November 2, 2024

Signature

Financial Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNERSTONE FINANCIAL SERVICES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2017

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

CORNERSTONE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Of Cornerstone Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cornerstone Financial Services, Inc., as of December 31, 2017, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material aspects, the financial position of Cornerstone Financial Services, Inc. as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United State of America.

Basis for Opinion

These financial statements are the responsibility of Cornerstone Financial Services, Inc.'s management. Our responsibility is to express an opinion on Cornerstone Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cornerstone Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation have been subjected to audit procedures performed in conjunction with the audit of Cornerstone Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Cornerstone Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation are fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA

We have served as Cornerstone Financial Services, Inc.'s auditor since 2013.

Lafayette, Indiana
February 14, 2018

CORNERSTONE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	18,134
Commissions receivable		21,816
TOTAL ASSETS		39,950

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions payable		7,114
TOTAL LIABILITIES		7,114
STOCKHOLDERS' EQUITY		
Common stock (Par value $1, authorized 1,000 shares, issued and outstanding: 1,000 shares)		1,000
Additional paid in capital		73,360
Retained earnings		(41,524)
TOTAL STOCKHOLDERS' EQUITY		32,836
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	39,950

CORNERSTONE FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE	
Commissions revenue	$ 268,546
Advisory fees	37,648
Interest income	4
TOTAL REVENUE	306,198
EXPENSES	
Commissions	288,660
Advertising	5,020
Professional fees	5,738
Insurance	1,465
Licenses and fees	2,740
Bank fees	347
TOTAL EXPENSES	303,970
NET INCOME (LOSS)	$ 2,228
Earning (Loss) per share of common stock	$ 22.28

CORNERSTONE FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE AT THE BEGINNING OF YEAR	$ 1,000	$ 73,360	$ (43,752)	$ 30,608
Additional Paid In Capital	-	-	-	-
Stock issue	-	-	-	-
Purchase of shares	-	-	-	-
Net income (loss)	-	-	2,228	2,228
BALANCE AT THE END OF YEAR	$ 1,000	$ 73,360	$ (41,524)	$ 32,836

CORNERSTONE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	2,228
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable		(2,420)
Increase (decrease) in operating liabilities:		
Commissions payable		1,464
Net Cash Provided by (Used in) Operating Activities		1,272
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,272
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		16,862
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$	18,134

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for: Taxes	$	-

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Cornerstone Financial Services, Inc., (the Firm), is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC and various states within the United State. The Firm operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Firm operates under the exemptive provision of the SEC Rule 15c3-3(k) (2) (1).

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2017.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits as of December 31, 2017.

e. Commissions Receivable—Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible commissions receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Advertising—The Firm's advertising costs are expensed as incurred. During 2017, advertising costs of $5,020 were incurred.

g. Method of Accounting—The Firm's financial statements are presented on the accrual basis method of accounting.

h. Revenue Recognition—The Firm recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

i. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Commissions receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The commissions payable to brokers are commissions due to the brokers. At December 31, 2017 there were $21,816 of accrued commissions receivable. At December 31, 2017 there were $7,114 of accrued commissions payable.

NOTE 3: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of American require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2017.

The Firm's federal and state income tax returns for 2014 through 2017 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due dates.

NOTE 4: COMMON STOCK AND BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

The Firm has one class of common stock with no par value that has equal rights, preferences, qualifications, limitations and restrictions. At December 31, 2017, the Firm's had common stock of 1,000 shares authorized, with 1,000 shares issued and outstanding.

NOTE 5: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Firm is $5,000. At December 31, 2017, the Firm's net capital was $18,522 which was $13,522 in excess of its minimum net capital requirement. There is a difference of $0 between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Firm and included in the unaudited Part II of Form X-17a-5 as of December 31, 2017.

NOTE 6: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2017, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement has been prepared.

NOTE 7: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued.

CORNERSTONE FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2017
Schedule I

Total ownership equity from Statement of Financial Condition	$	32,836
less nonallowable assets from Statement of Financial Condition		14,314
Net capital before haircuts on securities positions		18,522
Haircuts on securities		-
Net capital before haircuts on securities positions	$	18,522
Aggregate indebtedness		7,114
Net capital required based on aggregate indebtedness (6-2/3%)		475
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net capital required		5,000
Excess net Capital		13,522
Total aggregate indebtedness		
(A) - 10% of total aggregate indebteness		47
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)		12,522
Percentage of Aggregate Indebtedness to Net Capital		38.41%

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL COMPUTATION

The Board of Directors
Cornerstone Financial Services, Inc.

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2017 Part IIA filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
February 14, 2018

CORNERSTONE FINANCIAL SERVICES, INC.
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
DECEMBER 31, 2017

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Cornerstone Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Cornerstone Financial Services, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §240.15c3-3: (1), and Cornerstone Financial Services, Inc. stated that Cornerstone Financial Services, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Cornerstone Financial Services, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 14, 2018

CORNERSTONE
FINANCIAL SERVICES, INC.

Established 1987

Exemption Statement with regards to Rule 15c3-3

Cornerstone Financial Services, Inc. (CFS) (CRD 20627), SEC file 8-38383 is a $5,000 minimum net capital non-carry, non-clearing broker/dealer and is exempt from reserve requirements with exemptions, according to Rule 15c(k)(1) "limited business (mutual funds and/or variable annuities only)"

Exemption Statement with regards to Rule 15c3-3

CFS has met the exemption provisions above mentioned throughout the year ending December 31, 2017.

To the best of my knowledge and belief, the above statements are true without exception.

Steven L. Bucksot, CPA/PFS, CFP
Financial Principal